EXHIBIT 2.2
                                                                -----------

TRANSFUSION TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
as of December 31, 1999 and 1998


Current assets:
  Cash and cash equivalents                          $ 20,144,739    $  8,111,407
  Accounts receivable, net of allowance for
   doubtful accounts of $34,500 and $24,000,
   respectively                                           108,706         144,277
  Inventories                                             846,150         942,142
  Prepaid expenses and other current assets                76,688          73,531
                                                     ----------------------------
      Total current assets                             21,176,283       9,271,357

Property and equipment, net                             2,097,971       1,798,674

Other assets                                               17,946          57,647
                                                     ----------------------------

      Total assets                                   $ 23,292,200    $ 11,127,678
                                                     ============================

                LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED
                       STOCK AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable                                        680,987         295,754
  Accrued expenses                                      1,188,492        1,079,437
  Deferred revenues                                     1,988,465          81,000
                                                     ----------------------------
      Total current liabilities                         3,857,944       1,456,191

Redeemable convertible preferred stock:
  Mandatorily redeemable preferred stock,
   Series A convertible, $.01 par value;
   365,000 shares authorized; 365,000 shares
   issued and outstanding at December 31, 1999
   and 1998 (liquidation preference of $365,000)          365,000         365,000
  Mandatorily redeemable preferred stock,
   Series B convertible, $.01 par value;
   599,983 shares authorized; 586,657 and
   573,333 shares issued and outstanding at
   December 31, 1999 and 1998, respectively
   (liquidation preference of $4,553,382 and
   $4,259,739 at December 31, 1999 and 1998,
   respectively)                                        4,493,266       4,174,149
  Mandatorily redeemable preferred stock,
   Series C convertible, $.01 par value;
   1,144,357 shares authorized; 1,117,690
   shares issued and outstanding at
   December 31, 1999 and 1998 (liquidation
   preference of $10,059,210)                           9,969,450       9,948,568
  Mandatorily redeemable preferred stock,
   Series D convertible, $.01 par value;
   1,500,000 shares authorized; 1,439,729
   shares issued and outstanding at
   December 31, 1999 and 1998 (liquidation
   preference of $16,196,951)                          16,139,414      16,125,893
  Mandatorily redeemable preferred stock,
   Series E convertible, $.01 par value;
   600,000 shares authorized; 551,111 shares
   issued and outstanding at


   December 31, 1999 (liquidation preference of
   $6,199,999)                                          6,040,332               -
  Mandatorily redeemable preferred stock,
   Series F convertible, $.01 par value;
   1,200,000 shares authorized; 1,155,624
   shares issued and outstanding at
   December 31, 1999 (liquidation
   preference of $15,000,000)                          12,613,709               -
                                                     ----------------------------
      Total redeemable convetible
       preferred stock                                 49,621,171      30,613,610

Commitments (Note 7)

Stockholders' deficit:
  Common stock, $.01 par value; 7,000,000 shares
   authorized; 628,101 and 600,079 shares issued,
   and 628,101 and 597,279 shares outstanding at
   December 31, 1999 and 1998, respectively                 6,281           6,001
  Additional paid-in-capital                                    -               -
  Accumulated deficit                                 (30,181,507)    (20,943,051)
  Accumulated other comprehensive loss                    (11,689)         (3,393)
  Less: -0- and 2,800 shares of common
   stock held in treasury, at cost,
   at December 31, 1999 and 1998, respectively                  -          (1,680)
                                                     ----------------------------
      Total stockholders' deficit                     (30,186,915)    (20,942,123)
                                                     ----------------------------

      Total liabilities, redeemable convertible
       preferred stock and stockholders' deficit     $ 23,292,200    $ 11,127,678
                                                     ============================

                 The accompanying notes are an integral part
                  of the consolidated financial statements.

TRANSFUSION TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ending December 31, 1999, 1998 and 1997


                                             1999           1998           1997
                                             ----           ----           ----

Net revenues                             $   976,388    $   348,905              -

Operating expenses:
  Cost of goods sold                       1,600,206      1,086,855              -
  Research and development                 3,720,091      3,484,851    $ 3,675,604
  Selling, general and administrative      4,984,102      3,817,956      3,424,934
                                         -----------------------------------------
      Loss from operations                (9,328,011)    (8,040,757)    (7,100,538)

Interest income                              356,123        619,607        602,576
                                         -----------------------------------------

      Net loss                           $(8,971,888)   $(7,421,150)   $(6,497,962)
                                         =========================================

                    TRANSFUSION TECHNOLOGIES CORPORATION


               CONSOLIDATED STATEMENTS REDEEMABLE CONVERTIBLE
                  PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
            for the years ending December 31, 1999, 1998 and 1997


                               Shares     Preferred                    Mandatorily Redeemable Convertible Preferred
                             Preferred     Series A    ---------------------------------------------------------------------------
                               Stock     Convertible   Series A    Series B     Series C     Series D      Series E     Series F
                             ---------   -----------   --------    --------     --------     --------      --------     --------

Balance at
 December 31, 1996           2,056,023     $ 3,650                $3,712,252   $9,904,470
Exercise of common
 stock options
Exercise of common
 stock warrants at $.60
Common stock repurchased
 at $.90
Mandatorily redeemable
 preferred stock, Series D
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $90,121   1,439,729                                                      $16,106,830
Conversion of Series A
 preferred stock                            (3,650)    $365,000
Other comprehensive loss -
 translation adjustment
Accretion of
 preferred stock                                                     230,499       22,049         4,767
Net loss
                             -----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1997           3,495,752           -      365,000    3,942,751    9,926,519    16,111,597

Exercise of common
 stock options
Common stock repurchased
 at $.60
Accretion of
 preferred stock                                                     231,398       22,049        14,296
Other comprehensive
 income - translation
 adjustment
Net loss
                             -----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1998           3,495,752           -      365,000    4,174,149    9,948,568    16,125,893

Common stock repurchased
 at $.90
Exercise of common
 stock options
Exercise of common stock
 warrants at $.60
Exercise of Series B
 preferred stock warrants
 at $6.00                       13,324                                79,944
Mandatorily redeemable
 preferred stock, Series E
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $164,128    551,111                                                                    $6,035,871
Mandatorily redeemable
 preferred stock, Series F
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $397,083  1,155,624                                                                                 $12,602,916
Accretion of
 preferred stock                                                     239,173       20,882        13,521        4,461        10,793
Other comprehensive loss -
 translation adjustment
Net loss
                             -----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1999           5,215,811     $     -     $365,000   $4,493,266   $9,969,450   $16,139,414   $6,040,332   $12,613,709
                             =====================================================================================================

                                         Number of
                                          Shares                                          Accumulated
                                          Common                              Additional     Other                       Total
                                           Stock             Common  Treasury  Paid-In   Comprehensive  Accumulated  Stockholders'
                                Total     Issued   Treasury  Stock    Stock    Capital   Income (Loss)    Deficit       Deficit
                                -----    --------- --------  ------  -------- ---------- -------------  -----------  -------------

Balance at
 December 31, 1996           $13,620,372  498,600            $4,986                        $ (1,424)   $ (6,240,297) $ (6,236,735)
Exercise of common
 stock options                             28,040      160      281  $   144   $24,955                                     25,380
Exercise of common
 stock warrants at $.60                     8,335                83              4,918                                      5,001


Common stock repurchased
 at $.90                                              (160)             (144)                                                (144)
Mandatorily redeemable
 preferred stock, Series D
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $90,121    16,106,830
Conversion of Series A
 preferred stock                 361,350                                                                   (361,350)     (361,350)
Other comprehensive loss -
 translation adjustment                                                                      (6,764)                       (6,764)
Accretion of
 preferred stock                 257,315                                       (29,873)                    (227,442)     (257,315)


Net loss                                                                                                 (6,497,962)   (6,497,962)
                             ----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1997            30,345,867  534,975        -    5,350        -         -       (8,188)    (13,327,051)  (13,329,889)

Exercise of common
 stock options                             65,104               651             72,893                                     73,544
Common stock repurchased
 at $.60                                            (2,800)           (1,680)                                              (1,680)
Accretion of
 preferred stock                 267,743                                       (72,893)                    (194,850)     (267,743)
Other comprehensive
 income - translation
 adjustment                                                                                   4,795                         4,795
Net loss                                                                                                 (7,421,150)   (7,421,150)
                             ----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1998            30,613,610  600,079   (2,800)   6,001   (1,680)        -       (3,393)    (20,943,051)  (20,942,123)

Common stock repurchased
 at $.90                                            (1,530)           (1,530)
Exercise of common
 stock options                             11,352    4,500      113    3,210    12,427                                     15,750
Exercise of common stock
 warrants at $.60                          16,670               167              9,835                                     10,002


Exercise of Series B
 preferred stock warrants
 at $6.00                         79,944
Mandatorily redeemable
 preferred stock, Series E
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $164,128    6,035,871
Mandatorily redeemable
 preferred stock, Series F
 convertible, issued at
 $11.25 per share, net of
 issuance costs of $397,083   12,602,916
Accretion of
 preferred stock                 288,830                                       (22,262)                    (266,568)     (288,830)
Other comprehensive loss -
 translation adjustment                                                                      (8,296)                       (8,296)
Net loss                                                                                                 (8,971,888)   (8,971,888)
                             ----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1999           $49,621,171  628,101  $     -   $6,281  $     -   $     -     $(11,689)   $(30,181,507) $(30,186,915)
                             ====================================================================================================


TRANSFUSION TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ending December 31, 1999, 1998 and 1997


                                                                           1999             1998             1997
                                                                           ----             ----             ----

Cash flows for operating activities:
  Net loss                                                             $(8,971,888)     $(7,421,150)     $(6,497,962)
  Adjustments to reconcile net loss to net
   cash used for operating activities:
    Depreciation and amortization                                          869,563          789,309          380,222
    Provision for bad debts                                                 10,500           24,000                -
    Changes in assets and liabilities:
      Accounts receivable                                                   25,071         (168,277)               -

      Inventories                                                           95,992          362,039       (1,269,320)
      Prepaid expenses and other current assets                             (3,157)           1,241          (10,671)
      Other assets                                                          39,701          (37,660)          (9,927)
      Accounts payable                                                     385,233          (35,249)         175,979
      Accrued expenses                                                     109,055          251,730          644,170
      Deferred revenues                                                  1,907,465                -                -
                                                                       ---------------------------------------------

Net cash used for operating activities                                  (5,532,465)      (6,234,017)      (6,587,509)
                                                                       ---------------------------------------------

Cash flows for investing activities:
  Purchases of property and equipment                                   (1,168,860)      (1,284,808)        (816,395)
                                                                       ---------------------------------------------

Net cash used for investing activities                                  (1,168,860)      (1,284,808)        (816,395)
                                                                       ---------------------------------------------

Cash flows from financing activities:
  Proceeds from exercise of stock options and warrants                     105,696           73,544           30,381
  Proceeds from issuance of preferred stock, net of issuance costs      18,638,787                -       16,106,830
  Purchase of treasury stock                                                (1,530)          (1,680)            (144)
                                                                       ---------------------------------------------

Net cash provided by financing activities                               18,742,953           71,864       16,137,067
                                                                       ---------------------------------------------

Currency translation adjustment                                             (8,296)           4,795           (6,764)
                                                                       ---------------------------------------------

Net increase (decrease) in cash and cash equivalents                    12,033,332       (7,442,166)       8,726,399


Cash and cash equivalents, beginning of year                             8,111,407       15,553,573        6,827,174
                                                                       ---------------------------------------------

Cash and cash equivalents, end of year                                 $20,144,739      $ 8,111,407      $15,553,573
                                                                       =============================================



                 The accompanying notes are an integral part
                  of the consolidated financial statements.


                    TRANSFUSION TECHNOLOGIES CORPORATION
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Segment Information:
      ------------------------------------------

      Transfusion Technologies Corporation (the "Company"), which began operations on May 19, 1993, is engaged in principally one operating segment, the design and development of devices for the processing of human blood for transfusion to patients. In March 1998, the Company commenced product sales. The Company has incurred losses since inception and has an accumulated deficit, which has been funded by issuing equity securities. The Company believes that it will be able to raise the additional financing required to permit the investment in equipment, materials and resources necessary to develop a viable operation. However, there can be no assurance that such financing will be available when needed or on terms acceptable to the Company.

      The Company is subject to risks common to companies at its stage of development and in its industry including, but not limited to, technological innovation, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain financing.

2.    Summary of Significant Accounting Policies:
      ------------------------------------------

      Principles of Consolidation

      The consolidated financial statements include the accounts of Transfusion Technologies Corporation and its wholly owned subsidiary, Transfusion Technologies GmbH. Intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents

      The Company considers all highly liquid investments with remaining maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents consist primarily of money market accounts and are stated at cost, which approximates market value.

      Revenue Recognition

      Revenues are derived principally from disposable product sales, which are recognized upon shipment. Product instruments placed with customers under agreements to purchase disposables are capitalized as property and equipment. (See Property and Equipment below and in Note
      3) Revenues from product instruments sold are recognized upon shipment. The Company provides for the costs of warranty based on product instruments sold.

      Concentration of Credit Risk and Fair Value of Financial Instruments and Significant Customers

      Cash, cash equivalents and accounts receivable are financial instruments that are potentially subject to concentrations of credit risk. At December 31, 1999 and 1998, substantially all cash and cash equivalents were invested in a single money market mutual fund. With short maturities and a geographic diversity of customers, the Company believes that the carrying value of trade accounts receivable approximates fair value and concentration of credit risk is limited. As of December 31, 1999, one customer accounted for 16% of accounts receivable.

      Comprehensive Income

      In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130").

      This Statement requires disclosure of comprehensive income, as defined, and its components in financial statements. Components of comprehensive income include any changes in equity during a period that are not the result of transactions with owners which includes cumulative foreign currency translation adjustments for the Company. The Company adopted SFAS 130 during the year ended December 31, 1999.

      Inventories

      Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Inventories at December 31, 1999 and 1998 consist of:


                                 1999        1998
                                 ----        ----

            Raw materials      $162,346    $149,855
            Work in process      14,241         733
            Finished goods      669,563     791,554
                               --------------------
                               $846,150    $942,142
                               ====================

      Property and Equipment

      Property and equipment are stated at cost and include product instruments employed for usage, loan, demonstration or evaluation by customers. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are stated at cost and are amortized over the shorter of the life of the lease or the estimated useful lives. The cost of maintenance and repairs is charged to expense as incurred. Costs of major additions and betterments are capitalized and tooling costs that have a useful life exceeding one year are capitalized. On disposal, the related cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the statement of operations.

      Research and Development Costs

      Research and development costs are expensed as incurred.

      Foreign Currency Translation

      Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at the year-end exchange rate. Resulting cumulative translation adjustments are reflected as accumulated other comprehensive loss in stockholders' equity. Income and expense items are translated at average exchange rates prevailing during the year. Gains and losses that result from transactions in foreign currencies, which have not been material, are included in the consolidated statement of operations.

      Income Taxes

      The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary timing differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Changes in such estimates and assumptions may affect amounts reported in future periods.

      Reclassifications

      Certain amounts in prior year financial statements have been reclassified to conform with the current year's presentation.

3.    Property and Equipment:
      ----------------------

      Property and equipment at December 31, 1999 and 1998 consist of:


                                                            1999           1998
                                                            ----           ----

      Machinery and equipment                            $  448,744     $  444,851
      Tooling and dies                                    1,395,835      1,303,280
      Leasehold improvements                                162,169        162,169
      Furniture, fixtures and office equipment              745,964        708,887
      Product instruments                                 1,660,800        591,600
      Construction in progress                                7,550         41,415
                                                         -------------------------
                                                          4,421,062      3,252,202

      Less accumulated depreciation and amortization     (2,323,091)    (1,453,528)
                                                         -------------------------
      Property and equipment, net                        $2,097,971     $1,798,674
                                                         =========================


      Depreciation and amortization expense amounted to $869,563, $789,309 and $380,222 for the years ended December 31, 1999, 1998 and 1997, respectively.

4.    Redeemable Preferred Stock and Stockholders' Equity:
      ---------------------------------------------------

      Common Stock

      In November of 1999, the Company increased the authorized common stock to 7,000,000 shares of which 628,101 are issued and outstanding at December 31, 1999. Of the remaining authorized shares, 5,409,340 shares are reserved for the conversion of the six series of preferred stock and related preferred stock warrants outstanding, and 890,644 are reserved pursuant to the Equity Incentive Plan.

      Dividends may be declared and paid on common stock at the discretion of the Company's Board of Directors. Each share of common stock is entitled to one vote on all matters presented to the stockholders.

      Preferred Stock

      The Company has six series of mandatorily redeemable noncumulative convertible preferred stock, Series A, B, C, D, E and F. In conjunction with the Series E/F offering, the total number of preferred shares authorized was increased to 5,500,000 of which 5,409,340 have been designated into certain classes of preferred stock and there are 5,215,811 shares issued and outstanding at a par value of $.01, as further described below.

      On May 19, 1993, the founders of the Company purchased 100,000 shares of the Company's common stock for $100,000 in connection with the Company's formation. On December 1, 1993, the founders of the Company purchased an additional 265,000 shares of the Company's common stock for $265,000. On March 25, 1994, all of the 365,000 shares of common stock then outstanding were converted to Series A convertible preferred stock at $1.00 per share.

      On August 9, 1994, the Company issued 573,333 shares of Series B mandatorily redeemable convertible preferred stock at $6.00 per share resulting in proceeds to the Company of $3,230,678, net of issuance costs. On October 16, 1995, the Company issued 1,117,690 shares of Series C mandatorily redeemable convertible preferred stock at $9.00 per share resulting in proceeds to the Company of $9,875,071, net of issuance costs. On July 7, 1997, the Company issued 1,439,729 shares of Series D mandatorily redeemable convertible preferred stock at $11.25 per share resulting in proceeds to the Company of $16,106,830, net of issuance costs. In conjunction with the Series D offering, the rights of the Series A preferred shareholders were amended to include liquidation and redemption provisions similar to those of the Series B and C shareholders. On November 8, 1999, the Company issued 555,111 shares of Series E mandatorily redeemable convertible preferred stock at $11.25 per share and 1,155,624 shares of Series F mandatorily redeemable convertible preferred stock at $11.25. (See Note 5)

      Each share of preferred stock is convertible into common stock at the option of the shareholder, and the conversion rate is determined by dividing the purchase price of the preferred stock by the "conversion price." Initially, the "conversion price" will be equal to the original purchase price, but is subject to adjustment for events such as a stock split, stock dividend, or an issuance of stock at a price less than the applicable conversion price in effect. At December 31, 1999, the conversion rate was one share of common stock for one share of preferred stock. Mandatory conversion is required under certain circumstances such as an initial public offering at an offering price per share of at least $22.50 and minimum aggregate proceeds of $25,000,000.

      Each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted.

      In the event of a liquidation, dissolution, or winding up of the Company, the shareholders of each of the preferred series are entitled to a liquidation preference over the Company's common stock. The liquidation preference equals the original issuance price plus any declared and unpaid dividends. No dividends have been declared as of December 31, 1999.

      The holders of each share of preferred stock shall be entitled to receive dividends in cash, stock or otherwise, if, when, and as declared by the Board of Directors of the Company prior to any distributions to holders of common stock.

      The holders of Series A, B, C, D, E and F mandatorily redeemable convertible preferred stock collectively, and the holders of Series D separately, at the option of the holders of at least a majority of the then outstanding shares, have the right to require the Company to redeem shares at the "base price" plus all accrued and unpaid dividends. The Series B shareholders would also be entitled to all accrued and unpaid interest calculated at the rate of 5% of the "base price" per annum compounded annually. The "base price" is initially set at the original purchase price for each series of preferred stock, but is subject to adjustment for stock splits, combinations, and reclassifications. The mandatory redemption expires on June 1, 2004. If voted upon prior to this expiration date, the Company will redeem the shares in four equal annual installments commencing on August 31, 2004.

      Equity Incentive Plan

      In June 1996, the Company adopted the 1996 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan is administered by a Committee of the Company's Board of Directors (the "Committee"), and allows for the granting of awards in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, and restricted stock to eligible employees and consultants of the Company. During 1999, shareholders approved an increase in the number of shares that may be issued pursuant to the Incentive Plan from 536,940 to 1,036,940. Awards granted under the plan are subject to terms and conditions as determined by the Committee, except that no incentive stock options may be issued at less than the fair market value of the common stock on the date of grant or have a term in excess of ten years. Awards are normally fully exercisable at the date of grant. Upon exercise, the Company issues restricted shares which generally vest at 2% per month commencing with the date of grant or six months thereafter, and are subject to disposition restrictions, limitations on transfers and the Company's right to buy back unvested shares. At December 31, 1999, 140,189 shares were available for the granting of future awards.

      The following is a summary of activity during 1997, 1998 and 1999:


                                                            Weighted                 Weighted
                                                            Average       Stock      Average
                                             Restricted     Exercise     Option      Exercise
                                               Shares        Price       Shares       Price
                                             ----------     --------     ------      --------

      Outstanding at December 31, 1996         39,000         $.90        77,000      $ .90

      1997 Activity:
        Granted                                15,000         $.90        88,300      $1.11
        Exercised                                   -            -       (13,200)     $ .90
        Canceled                                    -            -          (200)     $ .90
                                               --------------------------------------------

      Outstanding at December 31, 1997         54,000         $.90       151,900      $1.02

      1998 Activity:
        Granted                                     -            -       215,000      $1.13
        Exercised                                   -            -       (65,104)      1.13
        Canceled                                    -            -          (696)      1.03
                                               --------------------------------------------

      Outstanding at December 31, 1998         54,000         $.90       301,100      $1.08

      1999 Activity:
        Granted                                     -            -       482,555      $1.13
        Exercised                                   -            -       (15,852)       .99
        Canceled                                    -            -       (17,348)      1.05
                                               --------------------------------------------

      Outstanding at December 31, 1999         54,000         $.90       750,455      $1.11
                                               ============================================

      Shares vested at December 31, 1999       36,420         $.90       132,040      $1.06
                                               ============================================


      At December 31, 1999, options outstanding had exercise prices ranging from $0.90 to $1.13 with a weighted-average contractual remaining life of 9.0 years, and options vested had exercise prices ranging from $0.90 to $1.13 with a weighted average contractual life of 7.6 years.

      Had compensation cost for the Company's stock-based compensation been determined based on the fair value at the date of grant as prescribed by FAS 123, the Company's pro-forma net loss would not have been materially impacted in any of the years reported. For these pro-forma calculations, the following weighted average assumptions were used:
      (1) expected option life of five years; (2) expected dividend yield of zero; (3) expected volatility of zero; and (4) risk free rates of return of 5.3%, 5.4%, and 6.1% for 1999, 1998 and 1997, respectively.

      Restricted Stock

      Prior to the adoption of the Incentive Plan, the Company granted awards of restricted stock to key employees and consultants at the fair market value of the common stock at the date of grant. The restricted stock awards entitle the holder to full voting rights, but are generally subject to disposition restrictions, limitations on transfer, and the Company's right to buy back unvested shares. Prior to 1996, 462,000 shares of common stock were issued in this manner, of which 2,400 were repurchased in 1996, and 2,800 were repurchased in 1998. At December 31, 1999, 456,760 were vested.

      Warrants

      Pursuant to a Stock Purchase Agreement dated August 11, 1994, the Company granted to an unaffiliated entity warrants to purchase 26,650 shares of Series B preferred stock at $6.00 per share in exchange underwriting services. During 1999, 13,324 shares of Series B preferred stock were issued pursuant to the exercise of these warrants and 13,326 of these warrants expired. At December 31, 1999, no Series B preferred stock warrants remained outstanding.

      Pursuant to a Stock Purchase Agreement dated October 16, 1995, the Company granted to an unaffiliated entity warrants to purchase 26,667 shares of Series C preferred stock at $9.00 per share in exchange for underwriting services. These warrants may be exercised on or before October 16, 2000.

      Pursuant to a Stock Purchase Agreement dated August 11, 1994, the Company granted warrants to two holders of Series B preferred stock to purchase an aggregate of 25,005 shares of common stock at $.60 per share. During 1999 and 1997, 16,670 and 8,335 shares of common stock, respectively, were issued pursuant to the exercise of these warrants. At December 31, 1999, no common stock warrants remained outstanding.

5.    Stock Purchase and Related Agreements:
      -------------------------------------

      On November 8, 1999, the Company issued two series of mandatorily redeemable convertible preferred stock under a Series E/F Stock Purchase Agreement ("Purchase Agreement"). (See Note 4 for the preferred stock terms). Under the Purchase Agreement, the Company issued 551,111 shares of Series E mandatorily redeemable convertible preferred stock ("Series E") to new and current investors for net proceeds of $6,035,871. In addition, the Company issued 1,155,624 shares of Series F mandatorily redeemable convertible preferred stock ("Series F") under the Purchase Agreement and concurrently entered into several other agreements, including a Distribution Agreement, with Haemonetics Corporation ("Haemonetics") resulting in net proceeds to the Company of $14,602,916. Of this total, the Company has recorded $12,602,916 as

      Series F preferred stock, and the balance of the proceeds, $2,000,000 as deferred revenue, which the Company is amortizing to revenue over the five-year term of the Distribution Agreement. During 1999, this resulted in approximately $67,000 of revenue recognized, and approximately $1,933,000 is deferred at December 31, 1999.

6.    Related Party:
      -------------

      As a result of the transaction described in Note 5 above, Haemonetics owned 19.8% of all outstanding shares at December 31, 1999 and became the Distributor for the Company's OrthoPAT(r) product line outside the United States and Canada. Under this relationship, the Company shipped Haemonetics $23,000 of products during 1999 of which $2,000 was recognized in revenues and $21,000 was deferred.

7.    Lease Commitments:
      -----------------

      The Company leases its facility under a noncancelable operating lease that expires on January 15, 2003. Under the terms of the lease, the Company is required to pay excess operating expenses, which have not been significant to date. Future minimum lease payments for the respective years ended December 31 are as follows:


            2000    $183,169
            2001     198,042
            2002     211,461
            2003       8,834
                    --------
                    $601,506
                    ========

      Total rent expense was $164,724, $185,507 and $145,425 for the years ended December 31, 1999, 1998 and 1997, respectively.

8.    Income Taxes:
      ------------

      Since the Company has incurred net losses for each year since inception, no provision for income taxes has been recorded.

      Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when uncertainty exists as to whether all or a portion of the net deferred tax assets will be realized. Deferred income taxes consist principally of deferred tax assets relating to net operating losses and research and development tax credits offset by deferred tax liabilities relating to depreciation. The net deferred tax asset is approximately $11,600,000 at December 31, 1999, for which a full valuation allowance has been provided.

      At December 31, 1999, the Company had approximately $26,000,000 of federal net operating loss carryforwards and approximately $540,000 of federal tax credit carryforwards available for income tax purposes. These net operating loss and tax credit carryforwards will expire in the years 2009 through 2019. However, changes in the Company's ownership as defined in the Internal Revenue Code limit the Company's ability to utilize net operating loss and tax credit carryforwards in any one year.

9.    Employees' Savings Plan:
      -----------------------

      The Company has a 401(k) savings plan for eligible employees. Under the provisions of the plan, eligible employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, the Company can make a matching contribution at its discretion. The Company has not made any contribution to the Plan.

10.   Subsequent Event:
      ----------------

      Effective September 15, 2000, Haemonetics Corporation, a Massachusetts corporation ("Haemonetics") acquired the Company pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated
      September 4, 2000 among Haemonetics, the Company, Transfusion
      Merger Co., the holders of a majority of outstanding shares of Preferred and Common Stock of Transfusion and certain principals of the Company. The acquisition was effected in the form of a merger
      (the "Merger") of Transfusion Merger Co., a wholly-owned subsidiary of Haemonetics, with and into the Company. The Company was the surviving corporation in the merger. As a result of the Company became a wholly-owned subsidiary of Haemonetics and the shares of common stock of the Company issued and outstanding immediately prior to the acquisition converted into the right to receive an aggregate of $1,587,618, the shares of preferred stock of the Company issued and outstanding immediately prior to the acquisition (other than those shares held by Haemonetics) were converted into the right to receive an aggregate of $32,906,948 and an outstanding warrant to purchase 100,000 shares of common stock was converted into the right to receive $137,000, for a total of $34,631,566 to be paid by Haemonetics at the Effective Time, less certain escrow holdback amounts. The Merger Agreement also provides for a cash adjustment to certain of the amounts paid in the Merger based upon the amount of the Company's gross cash (as defined in the Merger Agreement) immediately after the Effective Time.


                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Transfusion Technologies Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Transfusion Technologies Corporation and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                  /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 22, 2000, except as to the information in Note 10, for which the date is September 15, 2000.